UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AFLAC INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

001055102

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001055102

1.	Name of Reporting Person Japan Post Holdings Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 52,300,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,300,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.45%(1)

12.	Type of Reporting Person FI

(1) Based on 702,445,245 shares of common stock outstanding as of October 19, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 29, 2020.

CUSIP No. 001055102

1.	Name of Reporting Person J&A Alliance Holdings Corporation

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 52,300,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 52,300,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,300,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.45%(1)

12.	Type of Reporting Person CO

(1) Based on 702,445,245 shares of common stock outstanding as of October 19, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 29, 2020.

CUSIP No. 001055102

1.	Name of Reporting Person General Incorporated Association J&A Alliance

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 52,300,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,300,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.45%(1)

12.	Type of Reporting Person FI

(1) Based on 702,445,245 shares of common stock outstanding as of October 19, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 29, 2020.

CUSIP No. 001055102

1.	Name of Reporting Person Yoshiyuki Koiwa

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 52,300,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,300,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.45%(1)

12.	Type of Reporting Person IN

(1) Based on 702,445,245 shares of common stock outstanding as of October 19, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 29, 2020.

CUSIP No. 001055102

1.	Name of Reporting Person Kenji Sano

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 52,300,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,300,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.45%(1)

12.	Type of Reporting Person IN

(1) Based on 702,445,245 shares of common stock outstanding as of October 19, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 29, 2020.

Item 1 (a).                             Name of Issuer:

Aflac Inc. (the “Issuer”)

Item 1 (b).                             Address of Issuer’s Principal Executive Offices:

1932 Wynnton Road
Columbus, Georgia 31999

Item 2 (a).                             Name of Person Filing:

This Schedule 13G is being made on behalf of (collectively, the “Filers”).

J&A Alliance Holdings Corporation
General Incorporated Association J&A Alliance
Japan Post Holdings Co., Ltd.
Yoshiyuki Koiwa
Kenji Sano

Each of the Filers have entered into a Joint Filing Agreement, dated January 6, 2021, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which such reporting persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2 (b).                             Address of Principal Business Office or, if none, Residence:

J&A Alliance Holdings Corporation
c/o J&A Alliance Trust
1007 Fukoku Seimei Building, 2-2-2 Uchisaiwai-cho, Chiyoda-ku
Tokyo 100-0011, Japan

General Incorporated Association J&A Alliance
Tokyo Kyodo Accounting Office

3-1-1 Marunouchi, Chiyoda-ku

Tokyo 100-0005, Japan

Japan Post Holdings Co., Ltd.
2-3-1, Otemachi, Chiyoda-ku

Tokyo 100-8791, Japan

Yoshiyuki Koiwa

c/o General Incorporated Association J&A Alliance
Tokyo Kyodo Accounting Office

3-1-1 Marunouchi, Chiyoda-ku

Tokyo 100-0005, Japan

Kenji Sano

c/o General Incorporated Association J&A Alliance
Tokyo Kyodo Accounting Office

3-1-1 Marunouchi, Chiyoda-ku

Tokyo 100-0005, Japan

Item 2 (c).                              Citizenship:

J&A Alliance Holdings Corporation is a corporation organized under the laws of the State of Delaware.

General Incorporated Association J&A Alliance is a general incorporated association organized under the laws of Japan.

Japan Post Holdings Co., Ltd. is a corporation organized under the laws of Japan.

Yoshiyuki Koiwa and Kenji Sano are citizens of Japan.

Item 2 (d).                  Title of Class of Securities:

Common stock of the Issuer (“common stock”).

Item 2 (e).                   CUSIP Numbers:

001055102

Item 3.                                 If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)         ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)         ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)          ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)         ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)          ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)           ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)          ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)         ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)             ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)            ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)         ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.                          Ownership.

(a)         Amount beneficially owned:

52,300,000 shares of common stock are held directly by J&A Alliance Holdings Corporation (“J&A Holdings”), in its capacity as the trustee of the J&A Alliance Trust (the “Trust”).

General Incorporated Association J&A Alliance (“General Incorporated”), Yoshiyuki Koiwa and Kenji Sano may each be deemed to share voting power over the shares of common stock owned directly by J&A Holdings, in its capacity as the trustee of the Trust, because (i) General Incorporated owns J&A Holdings and (ii) Yoshiyuki Koiwa and Kenji Sano each own 50% of the equity interests in General Incorporated. Japan Post Holdings Co., Ltd. may be deemed to share investment power over the shares of common stock owned directly by J&A Holdings, in its capacity as the trustee of the Trust, due to its role as the sole settlor and beneficiary of the Trust.  Each of the Filers, other than J&A Holdings, expressly disclaims beneficial ownership of the shares held directly by J&A Holdings (in its capacity as the trustee of the Trust).

(b)         Percent of class: 7.45%

(c)          Number of shares as to which the person has:

(i)                  Sole power to vote or to direct the vote: See Item 4(a).

(ii)               Shared power to vote or to direct the vote: See Item 4(a).

(iii)            Sole power to dispose or to direct the disposition of: See Item 4(a).

(iv)           Shared power to dispose or to direct the disposition of: See Item 4(a).

Item 5.                          Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.                          Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.                          Identification and Classification of Members of the Group.

Not applicable.

Item 9.                          Notice of Dissolution of Group.

Not applicable.

Item 10.                          Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2021

J&A ALLIANCE HOLDINGS CORPORATION	/s/ Hiroki Moriyama
	Name:	Hiroki Moriyama
	Title:	Director, President and Secretary

GENERAL INCORPORATED ASSOCIATION J&A ALLIANCE	/s/ Yoshiyuki Koiwa
	Name:	Yoshiyuki Koiwa
	Title:	Representative Director

JAPAN POST HOLDINGS CO., LTD.	/s/ Kenji Ogata
	Name:	Kenji Ogata
	Title:	Managing Executive Officer

/s/ Yoshiyuki Koiwa
	Name:	Yoshiyuki Koiwa

/s/ Kenji Sano
	Name:	Kenji Sano